Exhibit 4

JOINT FILING AGREEMENT

      The undersigned hereby agree that the attached Statement on Schedule 13D relating to the Ordinary Shares, nominal value NIS 0.6 per share of Eltek Ltd. is filed on behalf of each of them.

Date: November 12, 2013

By:	Nistec Ltd. /s/ Yitzhak Nissan
Name: Title:	Yitzhak Nissan Chief Executive Officer Yitzhak Nissan /s/ Yitzhak Nissan